
FRIEND BREAKUPS
THE ONLY WOMAN

INVEST IN **DIEM**

AI social search engine, designed first for women & gender expansive folks.

askdiem.com New York, NY

Highlights

1. Scaled our user base by 1,100% in 13 months
2. On track to hit $500k in ARR in Q2 2025 (not guaranteed)
3. Partnership activations with FEMINIST, National Domestic Violence Hotline, Bumble, Girlboss, & Meta
4. Raised $5M to date from investors like Acrew Capital, Flybridge, Techstars and XFactor Ventures
5. Buzzing community IRL and on socials (200% growth in the past 6 months)

Featured Investor

Charles Hudson
Syndicate Lead

Follow

Invested $500,000

Charles Hudson, Managing Partner, Precursor Ventures
"I've invested in over 100 consumer startups in my investing career, and the team at Diem stands out as one of the best teams I've invested in. Having spent time with Emma and her team, I believe the time is right for a new search and social experience for the internet. By combining their passion for building an inclusive community with their insights on consumer behavior, I know this team will continue to build on their early work in creating a space that welcomes women and gender expansive folks."

Our Team



Emma Bates CEO & Co-Founder

Forbes 30u30 2022 | Techstars NYC 2020 | Away and Kings College London alum



Nalina Sarma Chief Product & Design Officer

Head of Product Design, Geneva (acquired by Bumble) | Head of Design, Cook Unity



Amy Fraser Head of Community

Founder of @OKREAL, 40K women's community in NYC and LA.



Sarah Olson Lead Software Engineer

Software developer for 25 years | Atlassian, Trello alum



Genevieve Tankosich Social Lead

Content Creator | Social Media Manager, Meet Cute



Kate Lindsay Editor & Media Advisor

Co-Founder, Embedded | Host @ ICYMI Podcast | Refinery29, Cosmopolitan, The Atlantic alum



Kianna Hendricks Data Science & AI Engineer

Kianna Explains AI Creator



Monica Lee Product Management

Gen She, Cornell alum



Joelyn Ndife Community Moderator

Qualified Doctor, former primary care physician | Flo alum

Join the Diem Journey!


diemer
How do I deal with a breakup with my bestie?
Marilyn
How do I ask for a raise with confidence?
DIEM
making searching
social
Brea
Why is my period irregular?

🔥🔥 *Diem is a social search engine powered by community conversations and AI* 🔥🔥

Diem AI

Search bar powered by our proprietary database of conversations and interactions. A "big sister" while searching the internet.

Community

An incentivized, personalized community connecting members through shared experience and conversation.

Data Privacy

Diem is committed to a user's right to privacy, from how we store your data to company policy to not comply with government subpoenas.

Our product ties the utility of generative AI with the perspective found in community conversations.

Community Answers = Validation

Search results include stories, recommendations & advice from people who have similar experiences.

Generative AI

Diem AI summarizes insights from across the internet, the Diem database and Diem's verified content partners, via a feminist lens.

Reinforcement Learning

The more interactions and stories shared in Diem, the smarter Diem AI becomes. Closing the gender data gap one interaction at a time.

Diem across the web

The future of Diem AI extends beyond our native app and becomes a browser & trusted community layer to tap into as you search the web.



Discover
Search
Dealing with a friendship breakup
Community sources
Answer

DIEM

A closer look at Diem AI search and our in-app economy, Gems 💎



Discover
Search

SEARCH Enhanced browsing and resources. for sensitive and important topics like abortion, divorce, gay marriage, gender affirming care, etc.



508

GEMS Collect Gems for searching, replying and inviting friends. You also collect Gems any time someone you refer contributes to Diem. Spend your Gems in the Little Treat Store

DIEM

Our go-to-market demo has focussed on women & non binary folks as their search behavior is inherently social.

95%

of women, girls & non-binary folks state they are not satisfied "all of the time" with search results.

85%

of women, girls & non-binary folks seek community input as well as facts when using search tools

14x

more Google searches for women's community groups vs. men's groups

HUMAN TRUTHS: WHAT WOMEN WANT, GOOGLE 2020

92%

of millennial women pass recommendations to other women

BOLVY MARKETING TREND REPORT

*We are also more likely to be dissatisfied with the information we find in search results due to the gender data gap.**

FINANCE

100% of gender tagged finance google searches are "for women"

There are zero "finance for men" searches.

HUMAN TRUTHS: WHAT WOMEN WANT, GOOGLE 2020

HEALTH

70% of Google searches on the female body start with "is it normal..."

We lack fundamental access to information on our bodies, which is why we resort to our personal network for answers.

HUMAN TRUTHS: WHAT WOMEN WANT, GOOGLE 2020

And the tools we use to search and share information have never been fit for purpose.


REDDIT
GOOGLE
CHAT GPT
DIEM

Aligned Values

Business model & member-base are aligned, further incentivizing the community to participate.

Data Advantage

Centering community allows for conversations & interactions that are proprietary to Diem, leading to data advantage.

Community powers our platform.

We are designing social search technology that intelligently delivers facts & personalized, community context to the end user, all while combating data bias.

Distributed Moderation

Community members are incentivized to moderate quality & bad actors, scaling credibility as platform grows.

Community as a Moat

Community creates new connections that increase loyalty to the platform.

Our go-to-market centers on building community in-app and IRL.

We do this via community features, IRL events, viral social and partnership activations.

40+ IRL EVENTS
hosted in NYC, LA, SF, Paris & London



SOCIAL
600%+ growth in 6 months



PARTNERSHIPS
Avg. 7 inbounds/week (120% increase since Q3)

Meta, DVF, bumble, girlboss, FEMINIST, AAVIA, LOONI, adyn, quinn, Evvy, Julie

Our fast growing database unlocks proprietary insights on the *needs of communities in Diem.*

and provides leading indications on monetization opportunities.

Conversation topics unlock insights into real world needs of the communities in Diem.

82%
Of all searches that include the words ***"relationship"*** pertain to:

How to navigate gender dynamics in heterosexual relationships

75%
Of all searches that include the words ***"money"*** pertain to:

How do I invest my money?

Dealing with money while in a relationship

Product opportunities to create features for friendships.

11%
of all searches in Diem pertain to friendship or ***finding female friends as an adult.***

Women seek community input for all areas of life.

100+
active community topics

Our go-to-market demo seek social-proofed recommendations.

64.83%
of total Diems indicate product searches

51.7%
of Product Search Diems are asking for a recommendation

The average search string in Diem is 19 words.

Women are more conversational when searching.

DIEM STATE OF SEARCH REPORT, JANUARY 2024

The opportunity to build a social search engine & trusted community layer to the internet is huge.

$9B
36M Diem Supserusers

$21.2B
81M Digitally Native Women

$34.7B
309M Millenials & GenZ

REFERNECES

1 Diem projected ARPU $250 (micro-transactions, commerce, paid research,, affiliate)
2 Super Users: salary, interests, problem instances, search behavior, age
3 Representative of USA female market only

Diem

Our business model aligns with the community's needs, further incentivizing them to participate.

B2B2C

REALIZED

Brand Activations

Brands can Boost Posts within Diem and feature exclusive offers in the Little Treat Store. Diemers are rewarded with double-Gems for engaging with brand Boosted Posts & access exclusive products/offers.

B2C

EMERGING

Premium subscriptions

Powered by Gems. Diemers will be able Boost Posts, unlock exclusive features and more.

B2B

EMERGING

Licensing

Licensing and consensual data selling opportunities as the Diem database grows, enabling the community to opt-in to make money from their conversational data.

Diem

The demand for Diem *is clear.*



Diem | Social Search
vardhina
Just wanna tell you, DIEM is like a sister i never had💕
Reply
The place to go.. no judgements just females educating each other
I got my first responses on this app and i litteraly cried. I love this community:)
LINKS.ASKDIEM.COM
Just downloaded - it's SO CUTE! Can we hang out?! Our app is the older sister helping you with your cycle vibes! Let's do a live
As an older sister, the community on Diem has sometimes felt like the oldest sisters I never had. I want to use my knowledge and skills to contribute to this great company. I believe in its potential and its success.
Aryanna
commented: I LOVE THIS APP SO MUCH

The media buzz *about Diem*



MSNBC
Meet the creators of a new social search engine aiming to change the way women share information
Inc.
5 Emerging Social Media Platforms to Watch in 2023
well+good
Meet Diem, the AI-Powered 'Social Search Engine' Meant To Feel Like Your Friend Group Chat
BUSINESS INSIDER
Instagram alternatives: These are the 13 best new social-media apps you should check out in 2024
Diem is a social-search platform for asking questions.
TC
Female-founded startup Diem wants to be the go-to social search engine for women and nonbinary folks
FEMINIST
hypebae
Diem uses AI to answer women's questions that Google won't.

Downloads

Diem Slide 2.jpg